STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Government Securities Series

September 30, 2006 (Unaudited)

Repurchase Agreements--99.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC			
dated 9/29/06, due 10/2/06 in the amount of			
$6,002,450 (fully collateralized by $6,047,000 U.S.			
Treasury Notes, 6.25%, due 2/15/07, value $6,120,124)	4.90	6,000,000	6,000,000
Barclays Financial LLC			
dated 9/29/06, due 10/2/06 in the amount of			
$7,503,125 (fully collateralized by $7,790,145 U.S.			
Treasury Strips, due 2/15/07, value $7,650,000)	5.00	7,500,000	7,500,000
Bear Stearns Cos. Inc.			
dated 9/29/06, due 10/2/06 in the amount of			
$5,002,042 (fully collateralized by $5,155,000 U.S.			
Treasury Bills, due 2/8/07, value $5,060,681)	4.90	5,000,000	5,000,000
CIBC World Markets PLC			
dated 9/29/06, due 10/2/06 in the amount of			
$5,002,021 (fully collateralized by $5,153,000 U.S.			
Treasury Bills, due 2/8/07, value $5,062,498)	4.85	5,000,000	5,000,000
Citigroup Global Markets Holdings Inc.			
dated 9/29/06, due 10/2/06 in the amount of			
$6,002,450 (fully collateralized by $9,336,000 U.S.			
Treasury Strips, due 11/15/15, value $6,120,308)	4.90	6,000,000	6,000,000
Goldman, Sachs & Co.			
dated 9/29/06, due 10/2/06 in the amount of			
$7,002,858 (fully collateralized by $6,995,0000 U.S.			
Treasury Notes, 4.625%, due 3/31/08, value $7,140,556)	4.90	7,000,000	7,000,000
J.P. Morgan Chase & Co.			
dated 9/29/06, due 10/2/06 in the amount of			
$5,002,000 (fully collateralized by $4,922,000 U.S.			
Treasury Notes, 6.625%, due 5/15/07, value $5,099,980)	4.80	5,000,000	5,000,000
Lehman Brothers Inc.			
dated 9/29/06, due 10/2/06 in the amount of			
$5,001,958 (fully collateralized by $5,185,000 U.S.			
Treasury Bills, due 2/1/07, value $5,099,966)	4.70	5,000,000	5,000,000
Merrill Lynch & Co. Inc.			
dated 9/29/06, due 10/2/06 in the amount of			
$6,002,500 (cash pledged, value $6,000,000)	5.00	6,000,000	6,000,000
Morgan Stanley			
dated 9/29/06, due 10/2/06 in the amount of			
$6,002,500 (fully collateralized by $16,915,000 U.S.			
Treasury Strips, due 11/15/27, value $6,120,185)	5.00	6,000,000	6,000,000
UBS Securities LLC			
dated 9/29/06, due 10/2/06 in the amount of			
$5,002,083 (fully collateralized by $5,207,000 U.S.			
Treasury Bills, due 3/1/07, value $5,100,257)	5.00	5,000,000	5,000,000
Total Investments (cost $63,500,000)		**99.6%**	**63,500,000**

Cash and Receivables (Net)	**.4%**	**280,228**
Net Assets	**100.0%**	**63,780,228**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Institutional Money Market Fund, Money Market Series
September 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--8.7%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	15,000,000 a	15,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.33%, 12/1/06	5,000,000	5,000,000
Wilmington Trust Co., DE		
5.47%, 10/6/06	15,000,000	15,000,036
Total Negotiable Bank Certificates of Deposit		
(cost $35,000,036)		**35,000,036**
Commercial Paper--82.8%		
Allied Irish Banks N.A. Inc.		
5.31%, 10/11/06	15,000,000	14,978,042
Amstel Funding Corp.		
5.33%, 12/8/06	10,000,000 b	9,900,644
Barclays U.S. Funding Corp.		
5.35%, 11/22/06	15,000,000	14,885,600
Beta Finance Inc.		
5.35%, 11/28/06	17,000,000 b	16,855,524
Canadian Imperial Bank of Commerce		
5.32%, 10/10/06	15,000,000	14,980,237
Cancara Asset Securitisation Ltd.		
5.34%, 12/1/06	10,000,000 b	9,910,703
CC (USA) Inc.		
5.42%, 10/2/06	15,000,000 b	14,997,763
CHARTA LLC		
5.34%, 11/15/06	15,000,000 b	14,901,187
Citigroup Funding Inc.		
5.33%, 10/13/06	10,000,000	9,982,417
CRC Funding LLC		
5.33%, 11/13/06	15,000,000 b	14,905,579
Daimler Chrysler Revolving Auto Conduit LLC		
5.33%, 12/8/06	15,000,000	14,850,967
Deutsche Bank Financial LLC		
5.34%, 10/2/06	5,000,000	4,999,258
Dexia Delaware LLC		
5.34%, 11/22/06	5,000,000	4,961,975
FCAR Owner Trust, Ser. I		
5.36%, 11/14/06 - 11/15/06	15,000,000	14,901,547
Gemini Securitization Corp., LLC		
5.34%, 12/4/06	15,000,000 b	14,859,467
General Electric Capital Services Inc.		
5.36%, 11/9/06	15,000,000	14,914,037
General Electric Co.		
5.34%, 11/7/06	15,000,000	14,918,754
Govco Inc.		
5.41%, 10/4/06	15,000,000 b	14,993,300
Harrier Finance Funding Ltd.		

5.34%, 11/27/06	15,000,000 b	14,874,837
ING America Insurance Holdings Inc.		
5.46%, 10/12/06	10,000,000	9,983,531
K2 (USA) LLC		
5.35%, 11/10/06 - 11/27/06	15,000,000 b	14,899,533
Kredietbank N.A. Finance Corp.		
5.33%, 12/8/06	15,000,000	14,850,967
Mane Funding Corp.		
5.35%, 11/28/06	3,000,000 b	2,974,480
Premier Asset Collateralized Entity LLC		
5.36%, 11/15/06	10,000,000 b	9,933,875
Scaldis Capital Ltd.		
5.35%, 11/27/06	15,000,000 b	14,874,600
Unicredit Delaware Inc.		
5.34%, 11/21/06	15,000,000	14,888,013
Total Commercial Paper		
(cost $332,976,837)		**332,976,837**

Corporate Notes--8.7%

General Electric Capital Corp.		
5.29%, 10/24/06	15,000,000 a	15,000,000
Wells Fargo & Co.		
5.32%, 10/3/06	20,000,000 a	20,000,000
Total Corporate Notes		
(cost $35,000,000)		**35,000,000**

Time Deposits--.3%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.35%, 10/2/06		
(cost $1,400,000)	1,400,000	**1,400,000**
Total Investments (cost $404,376,873)	**100.5%**	**404,376,873**
Liabilities, Less Cash and Receivables	**(.5%)**	**(1,972,715)**
Net Assets	**100.0%**	**402,404,158**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $168,881,492 or 42.0% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.